UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2 )*

                                DCAP Group, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   233065 10 1
                                 (CUSIP Number)

                          Sterling Foster Holding Corp.
                                198 Woodbine Road
                            Roslyn Heights, NY 11577
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                February 25, 1999
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].



















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                                  SCHEDULE 13D

CUSIP No.         233065 10 1

1.    Name of Reporting Person
      S.S. or I.R.S. Identification No. of above person

      Sterling Foster Holding Corp.
      Adam Lieberman

2.    Check the appropriate box if a member of a group              (a) [   ]
                                                                    (b) [   ]

3.    SEC Use Only

4.    Source of Funds

      Not applicable.

5. Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)[ x ]

6.    Citizenship or Place of Organization

      Sterling Foster Holding Corp. - Delaware
      Adam Lieberman - United States

Number of Shares           7.      Sole Voting Power
Beneficially Owned                 -0-
By Each Reporting
Person With                8.      Shared Voting Power
                                   -0-

                           9.      Sole Dispositive Power
                                   -0-

                           10.     Shared Dispositive Power
                                   -0-

11.   Aggregate Amount Beneficially Owned by Each Reporting Person
      -0-

12.   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [  ]


13.   Percent of Class Represented by Amount in Row (11)
      -0-

14.   Type of Reporting Person
      IN/CO

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ITEM 1.           SECURITY AND ISSUER.

                  This statement amends and supplements the Schedule 13D dated June 3, 1996 (the "Schedule 13D"), as previously amended by Amendment No. 1 dated December 30, 1996, filed by Sterling Foster Holding Corp. and Adam Lieberman relating to the Common Stock, par value $.01 per share, of DCAP Group, Inc., a Delaware corporation (the "Company") (formerly EXTECH Corporation). The address of the principal executive offices of the Company is 90 Merrick Avenue, East Meadow, New York 11554.

ITEM 2.           IDENTITY AND BACKGROUND.

                  (a) This statement is being filed by Sterling Foster Holding Corp., a Delaware corporation ("Sterling Foster"), and Adam Lieberman.

                  (b) Sterling Foster is a real estate holding company. The business address of Sterling Foster and Mr. Lieberman is 198 Woodbine Road, Roslyn Heights, New York 11577. Mr. Lieberman is the sole owner of Sterling Foster.

                  (c) Mr. Lieberman is a citizen of the United States of America. He is employed as President of Sterling Foster.

                  (d) During the past five years, Mr. Lieberman pled guilty in a criminal proceeding entitled United States v. Adam Lieberman, Case No. 98 CR 00164. Since the Reporting Persons no longer own any securities of the Company, the Reporting Persons believe that the information with regard to such proceeding is not required.

                  (e) During the past five years, Mr. Lieberman was a party to a civil proceeding entitled Securities and Exchange Commission v. Sterling Foster & Company, Inc., et al.; Case No. 97-Civ. 1077 (BSJ) in which, among other things, he consented to a permanent injunction, without admitting or denying the allegations of the complaint, which enjoins future violations of, and prohibits and mandates activities subject to, federal or state securities laws. Since the Reporting Persons no longer own any securities of the Company, the Reporting Persons believe that the information with regard to such proceeding is not required.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  Not applicable.

ITEM 4.           PURPOSE OF TRANSACTION.

                  On February 25, 1999, pursuant to an Agreement, dated as of May 15, 1998, by and among Sterling Foster, Morton L. Certilman, Jay M. Haft, Kevin Lang and Abraham Weinzimer, as amended (the "Sterling Foster Agreement"),


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each of Messrs.  Certilman,  Haft,  Lang and Weinzimer,  directly or indirectly, purchased 450,000 shares of Common Stock of the Company (1,800,000 shares in the aggregate) (the "Shares"), beneficially owned by Sterling Foster and held by Mr. Certilman as voting trustee pursuant to a Voting Trust Agreement, at a purchase price of $.25 per share. Mr. Certilman did not receive any portion of the purchase price for the Shares which was paid to the United States Treasury in connection with the matter of Securities and Exchange Commission v. Sterling Foster & Company, Inc., et al.; Case No. 97-Civ. 1077 (BSJ).

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  As of the date of this Amendment No. 2 to the Schedule 13D, neither Sterling Foster nor Mr. Lieberman beneficially owns any securities of the Company.

                  During the past 60 days, neither Sterling Foster nor Mr. Lieberman effected any transactions in the shares of Common Stock of the Company.

ITEM 6.           CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                  RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  Not applicable.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

                  1.       Agreement among the Reporting Persons.

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                                   SIGNATURES

                  After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: May 30, 1999

                                               /s/ Adam Lieberman
                                               ------------------
                                               Adam Lieberman


                                               STERLING FOSTER HOLDING CORP.

                                               By:/s/ Adam Lieberman, President
                                               --------------------------------
                                                  Adam Lieberman, President


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